Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2005	2004	2003	2002		2001
Earnings:
Income (loss) before equity in loss of affiliated companies, income taxes, and cumulative effect of change in accounting principle	$(523.5)	$(1,286.1)	$(867.1)	$305.2		$(294.5)

Fixed charges	306.9	237.5	217.1	223.6		238.5

Total earnings	$(216.6)	$(1,048.6)	$(650.0)	$528.8		$(56.0)

Fixed Charges:
Interest expense including amortization of debt costs	$98.7	$38.1	$33.1	$49.5		$78.2
Interest element of rentals	208.2	199.4	184.0	174.1		160.3

Total fixed charges	$306.9	$237.5	$217.1	$223.6		$238.5

Ratio of earnings to fixed charges(1)	—	—	—	2.4	x	—

(1)	In calculating the ratio of earnings to fixed charges, earnings consist of income before income taxes plus fixed charges. Fixed charges consist of interest expense (which includes amortization of deferred financing costs and debt issuance costs) and one-third of rental expense, deemed representative of that portion of rental expense estimated to be attributable to interest. Interest expense included in fixed charges for the twelve months ended December 31, 2004 includes interest attributable to the notes and the senior secured credit facility only with respect to the period beginning August 20, 2004. Earnings were insufficient to cover fixed charges by $523.5 million, $1,286.1 million, $867.1 million and $294.5 million for the years ended December 31, 2005, 2004, 2003 and 2001, respectively. Earnings for the years ended December 31, 2005, 2004 and 2003 included non-cash charges to impair goodwill and other long-lived assets in accordance with SFAS No. 142, Goodwill and Other Intangible Assets, and SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, totaling approximately $356.8 million, $1.50 billion and $1.30 billion, respectively.